                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 30, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

UK:    9:15 pm GMT Monday             US:   4:15 pm EST Monday
       November 30, 1998                    November 30, 1998

    Please contact:
                   Rick Van Hoesen                           US 650-404-7019
                   Senior Vice President                     UK 01635-32646
                   Chief Financial Officer

                   Giles Sanderson/Edward Bridges            UK 0171-831-3113
                   Financial Dynamics

                   Kathryn Akers                             US 212-371-5999
                   Abernathy MacGregor Frank

                    GARY GREENFIELD NAMED CEO OF MICRO FOCUS

London, England and Mountain View, California, November 30, 1998 - Micro Focus Group Plc (London Stock Exchange: MICF; NASDAQ: MIFGY) today announced changes in its management structure.

Gary Greenfield, a current director of Micro Focus and the former INTERSOLV CEO, has been appointed president and CEO of Micro Focus. Martin Waters has resigned as president and CEO and will become a non-executive director.

J. Michael Gullard, chairman of the Board of Micro Focus said, "Martin Waters created the strategic direction for Micro Focus and he was the driver for the INTERSOLV merger. Martin built the foundation for a strong multinational, information technology company which we intend to grow profitably into the next century. Gary Greenfield's knowledge of the company and his enthusiasm make him the ideal candidate to drive the company forward. With Gary's leadership and Martin's continued participation as a non-executive director, the Board is confident of Micro Focus's ability to become a significant player in the enterprise software industry."

"This is an exciting time for Micro Focus," stated Gary Greenfield. "We have market-leading products and services in crucial segments of the IT industry, and an experienced team of professionals to drive the realization of our potential. As a nearly $400 million global supplier of enterprise software development solutions, we have a significant opportunity to be a major factor in the plans of IT organizations into the next millennium. I am very much looking forward to completing the integration of the two companies that Martin and the executive team have begun."

Mr. Greenfield brings more than 20 years experience in managing information technology companies. He holds a bachelor of science in engineering and international affairs from the U.S. Naval Academy, and a master of science in information systems management from George Washington University. He also holds a master of business administration from Harvard University.

Mr. Greenfield's career includes a variety of senior management positions at technology companies, including a subsidiary of United Telecommunications and Execucom Systems. He joined INTERSOLV in 1987 as vice president of marketing, and held a number of executive management positions over the ensuing five years, including executive vice president, product development and support, and executive vice president, product operations. In 1992 he became chief operating officer, in 1995 he became president, and in 1996 he became CEO of the company. During his tenure, INTERSOLV grew from $14 million to $196 million in annual revenues. As CEO, Mr. Greenfield accelerated revenue growth, increased profitability and moved the company into market-leading positions in its three core businesses. In September of 1998, INTERSOLV merged with Micro Focus and Mr. Greenfield joined the Board of Micro Focus.

Mr. Greenfield serves on the Board of Hyperion Solutions, Inc. and is chairman of the Information Technology Association of America. He is 43 years old and lives in Potomac, Maryland with his wife and daughter.

Micro Focus (NASDAQ: MIFGY; London Stock Exchange: MICF) is a leading software solutions vendor that enables corporations to accelerate the development and delivery of applications designed to run in today's distributed enterprise computing environments. The Company's solutions allow its customers to leverage their existing IT investments in applications and people; to access information quickly and easily; to build applications that integrate existing information assets across the enterprise; and to manage the development and deployment process to ensure quality applications. Founded in 1976, Micro Focus is known as a leading provider of enterprise application development and maintenance solutions for MVS, UNIX, Windows, NT and Web environments. With its recent acquisition of INTERSOLV, a global market leader in software configuration management and open data connectivity products and services, Micro Focus is now a leader in helping its customers respond quickly to business and technological change.

Micro Focus products include the PVCS line of application life cycle management products, the DataDirect line of standards-based data access and connectivity products, and the Micro Focus line of applications development and transformation solutions. In the U.S., Micro Focus is located at 701 East Middlefield Road, Mountain View, California 94043 - telephone 650-938-3700. In the UK, the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN - telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of the Company to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of Micro Focus to develop, release and sell products and services to customers in the highly dynamic market for enterprise software solutions, the potential need for enterprise software solutions to shift based on changes in underlying technology standards coming into use, and the effect of competitors' efforts to enter the Company's markets. Further information on potential factors which could affect the Company's financial results is included in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, Micro Focus' Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998 and July 31, 1998, and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the U.S. Securities and Exchange Commission, as they may be updated and amended with future filings.

Micro Focus is a registered trademark of Micro Focus Limited, and INTERSOLV is a registered trademark of INTERSOLV, Inc. All other trademarks as they appear in this announcement are the property of their respective owners.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  December 1, 1998            By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary